UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2014

Commission File No.:001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 64739, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

This Form 6-K is incorporated by reference into the Company's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286).

On January 7, 2014, RedHill Biopharma Ltd. (the "Company") published in two daily Israeli newspapers a notice of expiration of the Company's tradable Series 1 Warrants (the "Warrants"), which are traded on the Tel-Aviv Stock Exchange. The notice was published pursuant to the requirements of the prospectus published by the Company in Israel on February 2, 2011 (the “Prospectus”).

The Warrants will be exercisable until 9:00 Israel time on February 2, 2014, by receipt of a request to exercise on the Tel-Aviv Stock Exchange. Following such date, any unexercised tradable Series 1 Warrants will be forfeited along with any right or claim whatsoever of the holder. Each of the tradable Warrants is exercisable into one ordinary share.

The exercise price per ordinary share is NIS 4.6 linked to the representative rate of exchange of the U.S. dollar published by the Bank of Israel on January 28, 2011 ($1 = NIS 3.68, and accordingly, the U.S. dollar exercise price is $1.25).  It should be noted that the exercise price is in NIS and will be determined on the date of exercise by multiplying the U.S. dollar exercise price by the last representative NIS/USD exchange rate that will be published by the Bank of Israel on the exercise date) and is subject to adjustments as provided in the Company’s Prospectus.

This Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 7, 2014	REDHILL BIOPHARMA LTD. (the "Registrant") By: /s/ Ori Shilo —————————————— Ori Shilo Deputy Chief Executive Officer Finance and Operations